

Mail Stop 3233

March 24, 2017

Via E-mail
Maureen O'Rourke
Chief Financial Officer
Grant Park Futures Fund Limited Partnership
c/o Dearborn Capital Management, L.L.C.
555 West Jackson Boulevard, Suite 600
Chicago, IL 60661

> **Re:** **Grant Park Futures Fund Limited Partnership**
> **Post-Effective Amendment to Form S-1**
> **Filed March 1, 2017**
> **File No. 333-202279**

Dear Ms. O'Rourke:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that you will access the net performance returns of Winton and H20's Force 10 Program through off-exchange total return swaps with Deutsche Bank AG. Please revise to clearly disclose the material terms of each swap transaction, including the payment terms. Please also explain how the reference indices are constructed, including their composition and weighting, whether the composition and weighting may be adjusted, and how the return is determined. Additionally, please explain the role, if any, of the trading advisors in constructing or rebalancing the reference indices both at inception and on an ongoing basis.

2. Please revise your disclosure to explain the factors you consider in determining whether to enter into advisory agreements with trading advisors versus entering into swap transactions tied to the performance of trading advisors.

3. We note that the notional amount of your two swap transactions with Deutsche Bank AG represents more than 45% of your total assets. Given the counterparty concentration, please revise to include disclosure about the counterparty in the prospectus, including where financial and other information about such counterparty is available currently and on an ongoing basis, or explain to us why you believe such disclosure would not be appropriate.

Fees and Expenses, page 9

4. We note your disclosure that incentive and consulting fees payable to Winton and H20 are embedded in the swap transactions. Please revise your disclosure to clarify how such fees are actually paid to the trading advisors through the swap transactions. Please also disclose whether there are any other fees, costs, expenses, or markups embedded in the calculation of the indices.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758, or me at (202) 551-3466 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Jennifer King, Esq.
       Vedder Price P.C.